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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

DEVCON INTERNATIONAL CORP.

(Name of Issuer)

Common Stock, par value $.10 per share

(Title of Class of Securities)

251588109

(CUSIP Number)

Stephen J. Ruzika
1350 East Newport Center Drive, Suite 201
Deerfield Beach, Florida 33442
954-429-1500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 28, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 251588109			Page 2 of 7 Pages

1.	Name of Reporting Person: STEPHEN J. RUZIKA		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: US

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 70,422

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 942,643

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 942,643*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 14.3%

14.	Type of Reporting Person (See Instructions): IN

* Includes 650,000 shares of Common Stock underlying warrants owned by CSS Group, Inc., all of which are immediately exercisable. Assumes beneficial ownership of such shares is attributed to Mr. Ruzika.

CUSIP No. 251588109			Page 3 of 7 Pages

1.	Name of Reporting Person: CSS GROUP, INC.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 650,000

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 650,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 9.96%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 251588109	13D	Page 4 of 7 Pages
ITEM 1. SECURITY AND ISSUER.
This statement relates to the common stock, $.10 par value per share (the “Common Stock”), of Devcon International Corp., a Florida corporation (the “Company”), whose principal executive offices are located at 1350 East Newport Center Drive, Suite 201, Deerfield Beach, Florida 33442.
ITEM 2. IDENTITY AND BACKGROUND.
(a)	This statement is filed by (i) Stephen Ruzika, with respect to shares of Common Stock beneficially owned by him and CSS Group, Inc. (“CSS Group”) and (ii) CSS Group with respect to shares of Common Stock beneficially owned by it. The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons”. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The executive officers, directors and control persons of CSS Group are as follows:

Stephen J. Ruzika – President and Director

John E. Danneberg – Vice President and Director

(b)-(c)	The address of the principal business and principal office of each of Mr. Ruzika and CSS Group is c/o Devcon International Corp., 1350 East Newport Center Drive, Suite 201, Deerfield Beach, Florida 33442. The address of the principal business and principal office of Mr. Danneberg is Suite 212, 2500 Tamiami Trail N., Naples, Florida 34103. Mr. Ruzika is the President and Chief Executive Officer of the Company. The principal business of CSS Group is to act as a holding company and hold securities in various investments, including the Company. Mr. Danneberg is Vice President, Business Development of the Company.

(d)-(e)	None of the Reporting Persons, or any of the officers, directors or, to the best of the Reporting Persons’ knowledge, control persons of CSS Group, has been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors), or was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

(f)	CSS Group is organized under the laws of the State of Delaware. Each of Mr. Ruzika and Mr. Danneberg is a citizen of the United States of America.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
In connection with the Distribution described below in Items 4 and 6, Mr. Ruzika, as a limited partner of Coconut Palm Capital Investors I, Ltd. (the “Partnership”), received 111,111 shares of Common Stock and warrants to purchase 111,110 shares of Common Stock. In addition, in connection with the Distribution, CSS Group, as a limited partner of the Partnership, received warrants to purchase 650,000 shares of Common Stock. No payment was made by Mr. Ruzika or CSS Group to the Partnership in connection with the June 28, 2005 redemption.
ITEM 4. PURPOSE OF TRANSACTION.
On June 28, 2005, the Partnership distributed an aggregate of 1,583,334 shares of Common Stock and warrants to purchase an aggregate of 3,583,334 additional shares of Common Stock (the “Distribution”) to the limited partners (the “Limited Partners”), including Mr. Ruzika and CSS Group, upon the redemption of their limited partnership

CUSIP No. 251588109	13D	Page 5 of 7 Pages
interests in the Partnership. No payment was made by any of the Limited Partners to the Partnership in connection with the June 28, 2005 redemption.
Except as set forth in this Item 4, none of the Reporting Persons have any plans or proposals that relate to or that will result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
(a)	As of the date of this Schedule 13D:
(1)	Mr. Ruzika beneficially owns 942,643 shares of Common Stock which includes the right to acquire 761,111 shares of Common Stock. This also includes shares of Common Stock that CSS Group may be deemed to beneficially own as Mr. Ruzika is the president and a director of CSS Group and as such, has the power to dispose of any shares of Common Stock that CSS Group may be deemed to beneficially own. Therefore, Mr. Ruzika may be deemed to beneficially own any shares of Common Stock that CSS Group may be deemed to beneficially own. In the aggregate, Mr. Ruzika’s beneficial ownership represents approximately 14.3% of the shares of the Company’s Common Stock calculated in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934.

(2)	CSS Group beneficially owns 650,000 shares of Common Stock which consists solely of the right to acquire shares of Common Stock. In the aggregate, this represents approximately 9.96% of the shares of the Company’s Common Stock calculated in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934.
The approximate aggregate percentage of Common Stock reported beneficially owned by each Reporting Person is based on 5,826,660 shares of Common Stock, which is the total number of shares of Common Stock outstanding as of July 8, 2005.

(b)	Voting and Dispositive Power.
(1)	Each of Mr. Ruzika and CSS Group has granted Coconut Palm Capital Investors I, Inc. (“Coconut Palm”) the sole power to vote their shares received in the redemption pursuant to proxy agreements that were executed by Mr. Ruzika and CSS Group, Inc. in connection with the Distribution, as described in Item 6 below.

(2)	CSS Group has sole dispositive power with respect to 650,000 shares of Common Stock.

(3)	Mr. Ruzika has sole dispositive power with respect to 942,643 shares of Common Stock and sole voting power with respect to 70,422 share of Common Stock.
(c)	As described in Item 4, on June 28, 2005 upon redemption of his limited partnership interests in the Distribution, Mr. Ruzika received:
•	111,111 shares of Common Stock;

•	warrants to purchase an aggregate of 55,555 shares of Common Stock at an exercise price of $10.00 per share, which are immediately exercisable and expire on July 30, 2007;

•	warrants to purchase an aggregate of 27,778 shares of Common Stock at an exercise price of $11.00 per share, which are immediately exercisable and expire on July 30, 2008; and

•	warrants to purchase an aggregate of 27,777 shares of Common Stock at an exercise price of $15.00 per share, which are immediately exercisable and expire on July 30, 2009.

CUSIP No. 251588109	13D	Page 6 of 7 Pages
As described in Item 4, on June 28, 2005 upon redemption of its limited partnership interests in the Distribution, CSS Group received:
•	warrants to purchase an aggregate of 325,000 shares of Common Stock at an exercise price of $10.00 per share, which are immediately exercisable and expire on July 30, 2007;

•	warrants to purchase an aggregate of 162,500 shares of Common Stock at an exercise price of $11.00 per share, which are immediately exercisable and expire on July 30, 2008; and

•	warrants to purchase an aggregate of 162,500 shares of Common Stock at an exercise price of $15.00 per share, which are immediately exercisable and expire on July 30, 2009.
Except as set forth in this Schedule 13D, to the best knowledge of each of the Reporting Persons, neither the Reporting Persons nor any director or executive officer of CSS Group has beneficial ownership of any shares of Common Stock, or has engaged in any transaction during the past sixty (60) days in any shares of Common Stock, other than the Distribution.

(d)	Not applicable.

(e)	Not applicable.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
In connection with the Distribution, each of Mr. Ruzika and CSS Group granted to Coconut Palm a proxy to vote all of the securities received by them in the distribution at any meeting of the shareholders of the Company or any adjournment thereof, however called, and in any action by written consent of the shareholders of the Company, in such manner as Coconut Palm shall determine in its sole discretion. A form of the proxy was previously filed by Coconut Palm with its Amendment No. 1 to the Schedule 13D and is incorporated by reference herein.
Except as set forth or incorporated by reference in this Item 6, none of the Reporting Persons have entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of the Company.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1.	Joint Filing Agreement relating to the filing of this statement

CUSIP No. 251588109	13D	Page 7 of 7 Pages
SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: July  29, 2005

/s/ Stephen J . Ruzika
Stephen J . Ruzika

CSS GROUP, INC.
By:	/s/ Stephen J. Ruzika
	Name:	Stephen J. Ruzika
	Title:	President

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. 1001).